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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Video City, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92653W 30 4

(Cusip Number)

John J. Fletcher
IEI Investments Inc.
(formerly Ingram Entertainment Inc.
Two Ingram Boulevard
LaVergne, TN 37089
(615) 287-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 11, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 18 Pages

CUSIP No. 92653W 304

1.	Name of Reporting Person: David Ingram		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,642,435*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 1,642,435

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,642,435**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 26.1% (based upon 6,298,724 shares outstanding as of December 20, 2002)

14.	Type of Reporting Person (See Instructions): IN

*	A proxy to vote these shares has been granted to Stuart Lazar as described more fully herein.

**	An option to purchase these shares has been granted to Stuart Lazar as described more fully herein.

Page 2 of 18 Pages

CUSIP No. 92653W 304

1.	Name of Reporting Person: Ingram Entertainment Holdings Inc.		I.R.S. Identification Nos. of above persons (entities only): 67-1788101

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,642,435*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 1,642,435

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,642,435**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 26.1% (based upon 6,298,724 shares outstanding as of December 20, 2002)

14.	Type of Reporting Person (See Instructions): CO

*	A proxy to vote these shares has been granted to Stuart Lazar as described more fully herein.

**	An option to purchase these shares has been granted to Stuart Lazar as described more fully herein.

Page 3 of 18 Pages

CUSIP No. 92653W 304

1.	Name of Reporting Person: IEI Investments Inc. (formerly Ingram Entertainment Inc.)		I.R.S. Identification Nos. of above persons (entities only): 62-1515092

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,642,435*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 1,642,435

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,642,435**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 26.1% (based upon 6,298,724 shares outstanding as of December 20, 2002)

14.	Type of Reporting Person (See Instructions): CO

*	A proxy to vote these shares has been granted to Stuart Lazar as described more fully herein.

**	An option to purchase these shares has been granted to Stuart Lazar as described more fully herein.

Page 4 of 18 Pages

CUSIP No. 92653W 304

1.	Name of Reporting Person: Ingram Entertainment Inc.		I.R.S. Identification Nos. of above persons (entities only): 62-1651556

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,642,435*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 1,642,435

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,642,435**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 26.1% (based upon 6,298,724 shares outstanding as of December 20, 2002)

14.	Type of Reporting Person (See Instructions): CO

*	A proxy to vote these shares has been granted to Stuart Lazar as described more fully herein.

**	An option to purchase these shares has been granted to Stuart Lazar as described more fully herein.

Page 5 of 18 Pages

CUSIP No. 92653W 304

1.	Name of Reporting Person: Ingram Capital Inc.		I.R.S. Identification Nos. of above persons (entities only): 88-0431506

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,642,435

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 1,642,435*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,642,435**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 26.1% (based upon 6,298,724 shares outstanding as of December 20, 2002)

14.	Type of Reporting Person (See Instructions): CO

*	A proxy to vote these shares has been granted to Stuart Lazar as described more fully herein.

**	An option to purchase these shares has been granted to Stuart Lazar as described more fully herein.

Page 6 of 18 Pages

     This Statement is the second amendment (“Amendment No. 2”) to the Statement on Schedule 13D (the “Statement”) filed by IEI Investments Inc. (formerly Ingram Entertainment Inc.) (“IEI Investments”), on January 21, 1997 with the Securities and Exchange Commission, as amended on March 14, 2003 (“Amendment No. 1”), in connection with IEI Investments’ beneficial ownership of shares of common stock of Video City, Inc. (the “Company”). This Amendment No. 2 is being filed (i) to correct an error in Amendment No. 1 by clarifying that Ingram Entertainment Inc. (“Ingram Entertainment”), a wholly owned subsidiary of IEI Investments, is the record holder of 1,584,617 shares of common stock, par value $0.01 per share, of the Company, and (ii) to report that Ingram Entertainment and ICI (as defined below) entered into a Stock Option Agreement dated April 11, 2003 (the “Stock Option Agreement”), with Stuart Lazar (“Lazar”), and, in connection therewith, each of Ingram Entertainment and ICI granted Lazar a proxy to vote all the shares held by Ingram Entertainment and ICI on any matter which such shares may be voted. The terms of the Stock Option Agreement and the terms of the proxies are discussed more fully herein.

     IEI Investments is a wholly owned subsidiary of Ingram Entertainment Holdings Inc. (“Holdings”). Ingram Capital Inc. (“ICI”) and Ingram Entertainment are wholly owned subsidiaries of IEI Investments. Holdings, together with IEI Investments, ICI and Ingram Entertainment, are referred to herein as the “Ingram Entities.”

Item 1. Security and Issuer.

     The name of the subject company is Video City, Inc., a Delaware corporation, and the address of its principal executive offices is 4800 Easton Avenue, Suite 108, Bakersfield, California 93309. The class of equity securities to which this Schedule 13D relates is the common stock, $0.01 par value per share (the “Common Stock”), of the Company.

Item 2. Identity and Background.

     Item 2 of this Statement is hereby supplemented and amended so that all references to the “Ingram Entities” shall include Ingram Entertainment Additionally, Exhibit 1 is supplemented and amended to include the information required by this Item 2 for Ingram Entertainment and its executive officers and directors.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 of this Statement is hereby supplemented and amended as follows:

     The Statement is amended to correct an error in Amendment No. 1 by clarifying that Ingram Entertainment (as creditor) rather than IEI Investments was issued 1,584,617 shares of the Common Stock pursuant to the Plan of Reorganization of the Company and its Debtors and Debtor in Possession under Chapter 11 of the Bankruptcy Code in satisfaction for claims totaling $14.7 million, in the aggregate, held by Ingram Entertainment.

     Additionally, on April 11, 2003, Ingram Entertainment and ICI entered into a Stock Option Agreement with Lazar whereby Ingram Entertainment and ICI sold Lazar options to purchase (the “Options”) 1,584,617 shares and 57,818 shares, respectively, of the Common Stock (the “Option Shares”). The Options give Lazar the right to purchase the Option Shares for an exercise price of $.25 per share price paid for the Options was $2,500. In connection with the purchase of the Options, both Ingram Entertainment and ICI executed a Proxy and Power of Attorney granting Lazar a proxy to vote the Option Shares on any matter upon which

Page 7 of 18 Pages

the Option Shares may be voted and in such manner as Lazar, in his sole discretion, shall determine. Such proxy is irrevocable until April 11, 2007.

     The foregoing summary is not a complete description of the Stock Option Agreement or the Proxy and Power of Attorney entered into by Ingram Entertainment and ICI, and is qualified in its entirety by reference to the Stock Option Agreement and the Form of Proxy and Power of Attorney which are filed as Exhibits 2 and 3 hereto and which are specifically incorporated by reference.

Item 4. Purpose of Transaction.

     Item 4 of the Statement on Schedule 13D is hereby supplemented and amended as follows:

     The Statement is amended to correct the reference in Amendment No. 1 that IEI Investments held claims in the Company’s Chapter 11 proceeding to instead state that Ingram Entertainment held claims in the Company’s Chapter 11 proceeding.

     Additionally, as described in response to Item 3 above, Ingram Entertainment and ICI granted the Options to Lazar pursuant to the terms of the Stock Option Agreement. Likewise, Ingram Entertainment and ICI each executed a Proxy and Power of Attorney granting Lazar a proxy to vote the Option Shares on any matter upon which the Option Shares may be voted. The Common Stock presently beneficially owned by the Ingram Entities is being held for investment purposes.

     One or more entities within the Ingram Entities, including one or more of the reporting persons filing this Schedule, may determine to purchase additional shares of the Company’s Common Stock or other securities in the open market or otherwise, depending upon price, market conditions, availability of funds, evaluation of alternative investments and other factors. While none of the persons filing this Schedule has any present plans to sell any of the Option Shares or other securities of the Company held by it, one or more of them could determine, based upon the same set of factors listed above with respect to purchases, to sell some or all of the Option Shares or other securities of the Company.

     Other than as described herein, the reporting persons filing this Schedule 13D have no plans or proposal that relate to or would result in: the acquisition or disposition by any person of securities of the Company; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; any sale or transfer of a material amount of the assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company; any material change in the present capitalization or dividend policy of the Company; any material change in the Company’s business or corporate structure; any changes in the Company’s articles of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing the Common Stock to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     Item 5 of the Statement on Schedule 13D is hereby amended and restated as follows:

(a)	Ingram Entertainment is the holder of record of 1,584,617 Shares, or 25.1% of the Company’s outstanding Common Stock. ICI is the holder of record of 57,818 shares or .92% of the Company’s outstanding Common Stock. David Ingram may be deemed to control Holdings and

Page 8 of 18 Pages

Holdings may be deemed to control IEI Investments, which controls Ingram Entertainment and ICI. Mr. Ingram, Holdings, and IEI Investments may be considered to have beneficial ownership of the 1,642,435 shares, or 26.1% of the Company’s Common Stock.

(b)	In connection with the Stock Option Agreement, Ingram Entertainment and ICI granted Lazar a proxy giving him the right to vote the Option Shares on any matter which the Option Shares may be voted and in such manner as Lazar, in his sole discretion, shall determine. Ingram Entertainment and ICI have investment power with respect to the shares of Common Stock held of record by them. However, Mr. Ingram, Chairman of the Board of Directors of Holdings, who may be deemed to control the Ingram Entities, directs the investments and voting of each the Ingram Entities. Thus, Mr. Ingram and the Ingram Entities share voting power and investment power with respect to the shares of Common Stock owned by Ingram Entertainment and ICI.

(c)	Other than as described herein, none of the Ingram Entities or Mr. Ingram, nor, to their knowledge, any executive officer or director of the Ingram Entities, has engaged in any transaction in any shares of the Company’s Common Stock during the sixty day period immediately preceding the date hereof.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 to the Statement on Schedule 13D is hereby supplemented and amended as follows:

     Entertainment and ICI have entered into the Stock Option Agreement as described in Item 3 hereto.

Item 7. Material to be filed as Exhibits.

(1)	Executive Officers and Directors of the Ingram Entities.

(2)	Stock Option Agreement, dated April 11, 2003, by and among Ingram Entertainment Inc., Ingram Capital Inc. and Stuart Lazar.

(3)	Form of Proxy and Power of Attorney.

(4)	Joint Filing Agreement required by Rule 13d-1(k)(1).

Page 9 of 18 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	April 18, 2003

INGRAM ENTERTAINMENT HOLDINGS INC.

		By:	/s/ John J. Fletcher

		Name:	John J. Fletcher

		Title:	Senior Vice President and General Counsel

IEI INVESTMENTS INC.

		By:	/s/ John J. Fletcher

		Name:	John J. Fletcher

		Title:	Senior Vice President and General Counsel

INGRAM CAPITAL INC.

		By:	/s/ John J. Fletcher

		Name:	John J. Fletcher

		Title:	Secretary

INGRAM ENTERTAINMENT INC.

		By:	/s/ John J. Fletcher

		Name:	John J. Fletcher

		Title:	Senior Vice President and General Counsel

/s/ David Ingram
David Ingram, Individually

Page 10 of 18 Pages

Exhibit 1

I.	Ingram Entertainment Holdings Inc., a Tennessee corporation

•	address of principal offices: Two Ingram Boulevard, LaVergne, TN 37089

•	address of principal business: Two Ingram Boulevard, LaVergne, TN 37089

•	description of principal business: holding company

•	Directors’, Executive Officers’ and Controlling Persons’ Names, Addresses, Principal Employment, Address of Principal Employment and Citizenship

A.	Directors

	1.	Lavern K. Fross
		a.	Address: 9182 Fox Run Drive, Brentwood, TN 37027
		b.	Principal Employment: Retired
		c.	Address of Principal Employment: N/A
		d.	Citizenship: USA

	2.	David B. Ingram
		a.	Address: 4417 Tyne Blvd., Nashville, TN 37205
		b.	Principal Employment: Chairman of the Board and President, Ingram Entertainment Holdings Inc.
		c.	Address of Principal Employment: Two Ingram Blvd., La Vergne, TN 37089
		d.	Citizenship: USA

	3.	Claire W. Tucker
		a.	Address: 801 Kathridge Court, Brentwood, TN 37027
		b.	Principal Employment: City President, FirstBank,
		c.	Address of Principal Employment: 200 4th Avenue North, Nashville, TN 37219
		d.	Citizenship: USA

	4.	Fred C. Goad, Jr.
		a.	Address: 822 Forest Acres Drive, Nashville, TN 37220
		b.	Principal Employment: Voyent Partners, LLC
		c.	Address of Principal Employment: 5123 Virginia Way, Paddock III Building, Suite C-22, Brentwood, TN 37027
		d.	Citizenship: USA

	5.	William B. King
		a.	Address: 3946 Woodlawn Drive, Nashville, TN 37205
		b.	Principal Employment: Chairman, Private Business
		c.	Address of Principal Employment: Summit Building, Suite 250, 201 Summit View Drive, Brentwood, TN 37027
		d.	Citizenship: USA

	6.	Wade L. Smith
		a.	Address: 8202 Gordon Petty Court, Brentwood, TN 37027
		b.	Principal Employment: Treasurer, Dollar General

Page 11 of 18 Pages

		c.	Address of Principal Employment: 100 Mission Ridge, Goodlettsville, TN 37072
		d.	Citizenship: USA

	7.	Leigh Walton
		a.	Address: 115 Mayfair Road, Nashville, TN 37205
		b.	Principal Employment: Partner, Bass, Berry & Sims. Attorneys t Law
		c.	Address of Principal Employment: 315 Deaderick Street, Suite 2700, Nashville, TN 37238-2700
		d.	Citizenship: USA

B.	Executive Officers

	1.	David B. Ingram, Chairman of the Board and President
		a.	Address: 4417 Tyne Blvd., Nashville, TN 37205
		b.	Principal Employment: Chairman of the Board and President, Ingram Entertainment Holdings Inc.
		c.	Address of Principal Employment: Two Ingram Blvd., La Vergne, TN 37089
		d.	Citizenship: USA

	2.	W. Donnie Daniel, Executive Vice President and Chief Financial Officer
		a.	Address: 683 Old Orchard Dr., Brentwood, TN 37027
		b.	Principal Employment: Executive Vice President and Chief Financial Officer, Ingram Entertainment Holdings Inc.
		c.	Address of Principal Employment: Two Ingram Blvd., La Vergne, TN 37089
		d.	Citizenship: USA

	3.	John J. Fletcher, Senior Vice President, General Counsel, and Secretary
		a.	Address: 4702 Hazelwood Circle, Nashville, TN 37220
		b.	Principal Employment: Senior Vice President, General Counsel, and Secretary, Ingram Entertainment Holdings Inc.
		c.	Address of Principal Employment: Two Ingram Blvd., La Vergne, TN 37089
		d.	Citizenship: USA

	4.	Jeffrey D. Skinner, Senior Vice President, Controller, and Treasurer
		a.	Address: 1350 Gaywinds, Mt. Juliet, TN 37122
		b.	Principal Employment: Senior Vice President, Controller and Treasurer, Ingram Entertainment Holdings Inc.
		c.	Address of Principal Employment: Two Ingram Blvd., La Vergne, TN 37089
		d.	Citizenship: USA

C.	Controlling Persons: David B. Ingram is the controlling person of Ingram Entertainment Holdings Inc. Mr. Ingram’s address, principal employment, address of principal employment and citizenship are set out above.

Page 12 of 18 Pages

II.	IEI Investments Inc., a Tennessee corporation

•	address of principal offices: Two Ingram Boulevard, LaVergne, TN 37089

•	address of principal business: Two Ingram Boulevard, LaVergne, TN 37089

•	description of principal business: holding company; investments

•	Directors’, Executive Officers’ and Controlling Persons’ Names, Addresses, Principal Employment, Address of Principal Employment and Citizenship

A.	Directors

	1.	David B. Ingram
		a.	Address: 4417 Tyne Blvd., Nashville, TN 37205
		b.	Principal Employment: Chairman of the Board and President, Ingram Entertainment Holdings Inc.
		c.	Address of Principal Employment: Two Ingram Blvd., La Vergne, TN 37089
		d.	Citizenship: USA

	2.	W. Donnie Daniel
		a.	Address: 683 Old Orchard Dr., Brentwood, TN 37027
		b.	Principal Employment: Executive Vice President and Chief Financial Officer, Ingram Entertainment Holdings Inc.
		c.	Address of Principal Employment: Two Ingram Blvd., La Vergne, TN 37089
		d.	Citizenship: USA

B.	Executive Officers

	1.	David B. Ingram, Chairman of the Board and President
		a.	Address: 4417 Tyne Blvd., Nashville, TN 37205
		b.	Principal Employment: Chairman of the Board and President, Ingram Entertainment Holdings Inc.
		c.	Address of Principal Employment: Two Ingram Blvd., La Vergne, TN 37089
		d.	Citizenship: USA

	2.	W. Donnie Daniel, Senior Vice President, Finance and Administration, and Chief Financial Officer
		a.	Address: 683 Old Orchard Dr., Brentwood, TN 37027
		b.	Principal Employment: Executive Vice President and Chief Financial Officer, Ingram Entertainment Holdings Inc.
		c.	Address of Principal Employment: Two Ingram Blvd., La Vergne, TN 37089
		d.	Citizenship: USA

	3.	John J. Fletcher, Senior Vice President, General Counsel, and Secretary
		a.	Address: 4702 Hazelwood Circle, Nashville, TN 37220
		b.	Principal Employment: Senior Vice President, General Counsel, and Secretary, Ingram Entertainment Holdings Inc.

Page 13 of 18 Pages

	c.	Address of Principal Employment: Two Ingram Blvd., La Vergne, TN 37089
	d.	Citizenship: USA

4.	Robert A. Geistman, Senior Vice President, Business development
	a.	Address:
	b.	Principal Employment: Senior Vice President, Business Development, IEI Investments Inc.
	c.	Address of Principal Employment: Two Ingram Blvd., La Vergne, TN 37089
	d.	Citizenship: USA

5.	Jeffrey D. Skinner, Vice President, Controller, and Treasurer
	a.	Address: 1350 Gaywinds, Mt. Juliet, TN 37122
	b.	Principal Employment: Senior Vice President, Controller and Treasurer, Ingram Entertainment Holdings Inc.
	c.	Address of Principal Employment: Two Ingram Blvd., La Vergne, TN 37089
	d.	Citizenship: USA

C.	Controlling Persons: IEI Investments Inc. is a wholly-owned subsidiary of Ingram Entertainment Holdings Inc.

III.	Ingram Capital Inc., a Nevada corporation

•	address of principal offices: 639 Isbell Road, Suite 390, Reno, NV 89509

•	address of principal business: 639 Isbell Road, Suite 390, Reno, NV 89509

•	description of principal business: holding company; investments

•	Directors’, Executive Officers’ and Controlling Persons’ Names, Addresses, Principal Employment, Address of Principal Employment and Citizenship

A.	Directors

	1.	Robert A. Geistman
		a.	Address: 386 Burris Rd., Mt. Juliet, TN 37122
		b.	Principal Employment: Senior Vice President, Business Development, IEI Investments Inc.
		c.	Address of Principal Employment: Two Ingram Blvd., La Vergne, TN 37089
		d.	Citizenship: USA

	2.	Daniel A. Norem
		a.	Address: 614 Mer Rouge Dr., Nolensville, TN 37135
		b.	Principal Employment: Vice President, Marketing, Ingram Entertainment Inc.
		c.	Address of Principal Employment: Two Ingram Blvd., La Vergne, TN 37089
		d.	Citizenship: USA

Page 14 of 18 Pages

\

	3.	Janice C. George
		a.	Address: 2308 Icarus Dr., Henderson, NV 89074
		b.	Principal Employment: Assistant Secretary, Ingram Capital Inc.
		c.	Address of Principal Employment: 639 Isbell Road, Suite 390, Reno, NV 89509
		d.	Citizenship: USA

B.	Executive Officers

	1.	W. Donnie Daniel, President and Treasurer
		a.	Address: 683 Old Orchard Dr., Brentwood, TN 37027
		b.	Principal Employment: Executive Vice President and Chief Financial Officer, Ingram Entertainment Holdings Inc.
		c.	Address of Principal Employment: Two Ingram Blvd., La Vergne, TN 37089
		d.	Citizenship: USA

C.	Controlling Persons: Ingram Capital Inc. is a wholly-owned subsidiary of IEI Investments Inc.

IV.	Ingram Entertainment Inc., a Tennessee corporation

•	address of principal offices: Two Ingram Boulevard, LaVergne, TN 37089

•	address of principal business: Two Ingram Boulevard, LaVergne, TN 37089

•	description of principal business: Wholesale distribution of consumer products

•	directors’, executive officers’ and controlling persons’ names, addresses, principal employment, address of principal employment and citizenship:

A. Directors

     1.     David B. Ingram

a.	Address: 4417 Tyne Blvd., Nashville, TN 37205

b.	Principal Employment: Chairman of the Board and President, Ingram Entertainment Holdings Inc.

c.	Address of Principal Employment: Two Ingram Blvd., La Vergne, TN 37089

d.	Citizenship: USA

     2.     W. Donnie Daniel

a.	Address: 683 Old Orchard Dr., Brentwood, TN 37027

b.	Principal Employment: Executive Vice President and Chief Financial Officer, Ingram Entertainment Holdings Inc.

c.	Address of Principal Employment: Two Ingram Blvd., La Vergne, TN 37089

d.	Citizenship: USA

B. Executive Officers

     1.     David B. Ingram, Chairman of the Board and President

a.	Address: 4417 Tyne Blvd., Nashville, TN 37205

b.	Principal Employment: Chairman of the Board and President, Ingram Entertainment Holdings Inc.

c.	Address of Principal Employment: Two Ingram Blvd., La Vergne, TN 37089

d.	Citizenship: USA

     2.     W. Donnie Daniel, Executive Vice President and Chief Financial Officer

a.	Address: 683 Old Orchard Dr., Brentwood, TN 37027

b.	Principal Employment: Executive Vice President and Chief Financial Officer, Ingram Entertainment Holdings Inc.

c.	Address of Principal Employment: Two Ingram Blvd., La Vergne, TN 37089

d.	Citizenship: USA

     3.     Robert W. Webb, Executive Vice President, Purchasing and Operations

a.	Address: 9315 Navaho Drive, Brentwood, TN 37027

b.	Principal Employment: Executive Vice President, Purchasing and Operation of Ingram Entertainment Inc.

c.	Address of Principal Employment: Two Ingram Blvd., La Vergne, TN 37089

e.	Citizenship: USA

     4.     John J. Fletcher, Senior Vice President, General Counsel, and Secretary

a.	Address: 4702 Hazelwood Circle, Nashville, TN 37220

b.	Principal Employment: Senior Vice President, General Counsel, and Secretary, Ingram Entertainment Holdings Inc.

c.	Address of Principal Employment: Two Ingram Blvd., La Vergne, TN 37089

d.	Citizenship: USA

     5.     Jeffrey D. Skinner, Vice President, Controller, and Treasurer

a.	Address: 1350 Gaywinds, Mt. Juliet, TN 37122

b.	Principal Employment: Senior Vice President, Controller and Treasurer, Ingram Entertainment Holdings Inc.

c.	Address of Principal Employment: Two Ingram Blvd., La Vergne, TN 37089

d.	Citizenship: USA

     6.     Robert A. Geistman, Senior Vice President, Interactive Media

a.	Address: 386 Burris Rd., Mt. Juliet, TN 37122

b.	Principal Employment: Senior Vice President, Business Development, IEI Investments Inc.

c.	Address of Principal Employment: Two Ingram Blvd., La Vergne, TN 37089

d.	Citizenship: USA

     7.     Mark D. Ramer, Senior Vice President and Chief Information Officer

a.	Address: 672 Old Orchard Drive, Brentwood, TN 37027

b.	Principal Employment: Senior Vice President and Chief Information Officer of Ingram Entertainment Inc.

c.	Address of Principal Employment: Two Ingram Blvd., La Vergne, TN 37089

d.	Citizenship: USA

     8.     John H. Reding, Senior Vice President, Sales and Marketing

a.	Address: 1905 Myleen Place, Old Hickory, TN 37086

b.	Principal Employment: Senior Vice President, Sales and Marketing of Ingram Entertainment Inc.

c.	Address of Principal Employment: Two Ingram Blvd., La Vergne, TN 37089

d.	Citizenship: USA

C. Controlling Persons: Ingram Entertainment Inc. is a wholly-owned subsidiary of IEI Investments Inc.

V. David Ingram

•	address of principal offices: Two Ingram Boulevard, LaVergne, TN 37089

•	Present Employment: Chairman of the Board and President, Ingram Entertainment Holdings, Inc.

Page 15 of 18 Pages

Exhibit 2

STOCK OPTION AGREEMENT

     This AGREEMENT made as of the 11th day of April, 2003 by and between Ingram Entertainment Inc. (“IEI”), Ingram Capital Inc. (“ICI” and, together with IEI, the “Sellers”) and Stuart Lazar (the “Buyer”).

     WHEREAS, IEI is the holder of record of 1,584,617 shares of common stock of Video City, Inc. (each, an “IEI Share” and, collectively, the “IEI Shares”).

     WHEREAS, ICI is the holder of record of 57,818 shares of common stock of Video City, Inc. (each, an “ICI Share” and, collectively, the “ICI Shares”).

     WHEREAS, the Sellers desire to sell, and the Buyer desire to purchase, an option to purchase the IEI Shares and the ICI Shares.

     NOW, THEREFORE, in consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

     1.     Purchase and Sale. Subject to the terms and conditions set forth in this Agreement, IEI hereby sells to the Buyer, and the Buyer hereby purchases from IEI, an option to purchase the IEI Shares (the “IEI Option”) for a cash price equal to $0.25 per IEI Share or an aggregate option price of $396,154.25 (the “Aggregate IEI Option Price"). Subject to the terms and conditions set forth in this Agreement, ICI hereby sells to the Buyer, and the Buyer hereby purchases from ICI, an option to purchase the ICI Shares (the “ICI Option”) for a cash price equal to $0.25 per ICI Share or an aggregate option price of $14,454.50 (the “Aggregate ICI Option Price"). Each of the IEI Option and the ICI Option shall terminate on April 11, 2007 (the “Termination Date”).

     2.     Purchase Price. The aggregate purchase price for the IEI Option and the ICI Option (the “Purchase Price”) shall be Two Thousand Five Hundred Dollars ($2,500.00).

     3.     Closing. The parties have executed or caused to be executed and delivered the following documents and have effected the following transactions contemporaneously with the execution and delivery of this Agreement (“Closing”):

     (a)  The Sellers have delivered to Buyer (i) a duly executed copy of this Agreement, (ii) a Proxy and Power of Attorney duly executed by and on behalf of IEI granting Buyer full power of substitution to vote the IEI Shares, and (iii) a Proxy and Power of Attorney duly executed by and on behalf of ICI granting Buyer full power of substitution to vote the ICI Shares.

     (b)  Buyer has delivered to the Sellers the Purchase Price.

     4.     Representations and Warranties of the Sellers. The Sellers represent and warrant to Buyer that:

     (a)  The Sellers have full power, authority and capacity to execute this Agreement, perform the transactions required of the Sellers at the Closing, and to transfer good and marketable title of the IEI Shares and the ICI Shares to Buyer upon exercise of the IEI Option and the ICI Option.

     (b)  The Sellers’ execution, delivery and performance of this Agreement, and the execution and delivery of the documents delivered and transactions effected by the Sellers at the Closing and upon exercise of the IEI Option and the ICI Option violate no contract, agreement, order, judgment or the like that is binding on the Sellers or the enforcement of which is threatened by any pending or anticipated litigation, hearing or investigation.

     (c)  The Sellers have not utilized any finder or broker in connection with this Agreement or the sale of the IEI Option or the ICI Option.

     (d)  IEI is the owner of record and the sole beneficial owner of the IEI Shares. ICI is the owner of record and the sole beneficial owner of the ICI Shares.

     (e)  Upon exercise of the IEI Option and the ICI Option (including payment of the amount per share set out in Section 2 by wire transfer to an account or accounts designated by IEI or ICI), the IEI Shares and the ICI Shares will be transferred to the Buyer free and clear of all liens, encumbrances, security interests and claims of third parties.

     5.     Representations and Warranties of the Buyer. The Buyer represents and warrants to the Sellers that:

     (a)  The Buyer has full power, authority and capacity to execute this Agreement, perform the transactions required of him at the Closing, and to exercise the IEI Option and the ICI Option.

     (b)  The Buyer’s execution, delivery and performance of this Agreement, and the execution and delivery of the documents delivered and transactions effected by Buyer at the Closing and upon exercise of the IEI Option and the ICI Option violate no contract, agreement, order, judgment or the like that is binding on Buyer or the enforcement of which is threatened by any pending or anticipated litigation, hearing or investigation.

     (c)  The Buyer has not utilized any finder or broker in connection with this Agreement or the purchase of the IEI Option or the ICI Option.

     (d)  The IEI Shares and the ICI Shares to be transferred to Buyer upon exercise of the IEI Option and the ICI Option are being acquired for Buyer’s own account, and not with a view of their resale, distribution or division among others.

     6.     Indemnification. Each of the Sellers and Buyer agrees to defend, indemnify and hold harmless the other from and against any breach of the respective party’s warranties and representations set forth above.

     7.     Survival of Representations and Warranties. The representations and warranties of each party shall survive the Closing.

     8.     Miscellaneous. This Agreement: (a) may be executed in any number of counterparts, each of which, when executed by all parties to this Agreement, shall be deemed to be an original, and all of which counterparts together shall constitute one and the same instrument; (b) shall be governed by and construed under the laws of the State of Rhode Island applicable to contracts made, accepted, and performed wholly within the State of Rhode Island, without application of principles of conflicts of laws; (c) constitutes the entire agreement of the parties with respect to its subject matter, superseding all prior oral and written communications, proposals, negotiations, representations, understandings, courses of dealing, agreements, contracts, and the like between the parties in such respect; (d) may be amended, modified, or terminated, and any right under the Agreement may be waived in whole or in part, only by a writing signed by all parties; (e) contains headings only for convenience, which headings do not form part, and shall not be used in construction, of this Agreement; and (f) shall bind and inure to the benefit of the parties and their respective legal representatives, heirs, successors and assigns.

     9.     Adjustments. If the IEI Option and/or the ICI Option shall be exercised by Buyer subsequent to any Video City, Inc. stock split, stock dividend, recapitalization, or combination of shares occurring after the date hereof, then Buyer shall receive upon exercise the aggregate number and class of shares of capital stock of Video City, Inc. that Buyer would have received if the IEI Option and/or the ICI Option had been exercised immediately prior to such stock split, stock dividend, recapitalization, or combination and such event had then occurred.

[CONTINUED ON NEXT PAGE]

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement the day and year first above written.

INGRAM ENTERTAINMENT INC.

By:	/s/ W. Donnie Daniel

Name:	W. Donnie Daniel
Title:	Executive Vice President and CFO
Address:	Two Ingram Blvd.
La Vergne, TN 37089
With a copy to:	General Counsel
Ingram Entertainment Inc.
Two Ingram Blvd.
La Vergne, TN 37089

INGRAM CAPITAL INC.

By:	/s/ W. Donnie Daniel

Name:	W. Donnie Daniel
Title:	President
Address:	Two Ingram Blvd.
La Vergne, TN 37089
With a copy to:	General Counsel
Ingram Entertainment Inc.
Two Ingram Blvd.
La Vergne, TN 37089

/s/ Stuart Lazar
Stuart Lazar
45 Woodbridge Drive
East Greenwich, Rhode Island 02818

Exhibit 3

PROXY AND POWER OF ATTORNEY

     The undersigned stockholder of VIDEO CITY, INC., a Delaware corporation (the “Company”), hereby irrevocably appoints STUART LAZAR (the “Proxy”), the attorney and proxy of the undersigned, with full power of substitution, to act and vote in such manner as such attorney and proxy or his substitute shall in his sole discretion deem proper, and otherwise to act with respect to the 1,584,617 shares of Common Stock, par value $0.01 per share, of the Company (the “Common Stock”) which are owned of record by the undersigned, and with respect to any other shares of the Company’s Common Stock hereafter acquired by the undersigned, including any capital stock of the Company, its successors or assigns or subsidiaries or affiliated companies acquired or merged with by operation of law, such as by merger, or consolidation or spin-off; or by reason of any stock split, reclassification, share exchange or other reconstitution of the outstanding capital stock of the Company (all of which shares, however acquired, are herein referred to as the “Voting Shares”). The attorney and proxy so appointed and designated is specifically granted the rights and authorizations:

     (a)  To attend any and all meetings of the stockholders of the Company in the name, place and stead of the undersigned with respect to any or all of the Voting Shares, including the right to present such shares to be counted as attending the meeting by proxy for purposes of establishing a quorum, or the right to withhold the Voting Shares in whole or in part from attendance at any such meeting;

     (b)  To cast such votes at any meeting of the stockholders and any adjournment thereof as shall be entitled to be cast by the holders of the Voting Shares in such manner as the Proxy shall, in its sole discretion, determine, or to withhold the Voting Shares in whole or in part from voting at any time or for any reason;

     (c)  To execute any documents required or advisable, in the sole discretion of the Proxy, to be executed by the holder of the Voting Shares, including the call of any special meeting of the stockholders, waiver of notice of any meeting of the stockholders, written consents of stockholders, whether unanimous or otherwise, ballots, attendance records, stockholder agreements, voting agreements, or any other similar document; and

     (d)  To do any or all of the foregoing on behalf of the holder of the Voting Shares to the same effect as if such holder had taken such actions directly, notwithstanding any actual or alleged conflict of interest on the part of any holder of the Voting Shares. As used herein, the “holder of the Voting Shares” shall mean the record or beneficial holder of such shares, as the case may be, or any other person, in each case who or which is the person entitled or permitted to exercise the voting rights or other stockholder rights as described above, with respect to the Voting Shares involved.

     In accordance with Section 212 of the Delaware General Corporation Law, this proxy shall be irrevocable by the undersigned prior to April 11, 2007 (the “Termination Date”), and may be revoked by the undersigned at any time following the Termination Date.

INGRAM ENTERTAINMENT INC.

Dated:	April 11, 2003

/s/ W. Donnie Daniel
		By:	W. Donnie Daniel
		Title:	Executive Vice President and CFO

PROXY AND POWER OF ATTORNEY

     The undersigned stockholder of VIDEO CITY, INC., a Delaware corporation (the “Company”), hereby irrevocably appoints STUART LAZAR (the “Proxy”), the attorney and proxy of the undersigned, with full power of substitution, to act and vote in such manner as such attorney and proxy or his substitute shall in his sole discretion deem proper, and otherwise to act with respect to the 57,818 shares of Common Stock, par value $0.01 per share, of the Company (the “Common Stock”) which are owned of record by the undersigned, and with respect to any other shares of the Company’s Common Stock hereafter acquired by the undersigned, including any capital stock of the Company, its successors or assigns or subsidiaries or affiliated companies acquired or merged with by operation of law, such as by merger, or consolidation or spin-off; or by reason of any stock split, reclassification, share exchange or other reconstitution of the outstanding capital stock of the Company (all of which shares, however acquired, are herein referred to as the “Voting Shares”). The attorney and proxy so appointed and designated is specifically granted the rights and authorizations:

     (a)  To attend any and all meetings of the stockholders of the Company in the name, place and stead of the undersigned with respect to any or all of the Voting Shares, including the right to present such shares to be counted as attending the meeting by proxy for purposes of establishing a quorum, or the right to withhold the Voting Shares in whole or in part from attendance at any such meeting;

     (b)  To cast such votes at any meeting of the stockholders and any adjournment thereof as shall be entitled to be cast by the holders of the Voting Shares in such manner as the Proxy shall, in its sole discretion, determine, or to withhold the Voting Shares in whole or in part from voting at any time or for any reason;

     (c)  To execute any documents required or advisable, in the sole discretion of the Proxy, to be executed by the holder of the Voting Shares, including the call of any special meeting of the stockholders, waiver of notice of any meeting of the stockholders, written consents of stockholders, whether unanimous or otherwise, ballots, attendance records, stockholder agreements, voting agreements, or any other similar document; and

     (d)  To do any or all of the foregoing on behalf of the holder of the Voting Shares to the same effect as if such holder had taken such actions directly, notwithstanding any actual or alleged conflict of interest on the part of any holder of the Voting Shares. As used herein, the “holder of the Voting Shares” shall mean the record or beneficial holder of such shares, as the case may be, or any other person, in each case who or which is the person entitled or permitted to exercise the voting rights or other stockholder rights as described above, with respect to the Voting Shares involved.

     In accordance with Section 212 of the Delaware General Corporation Law, this proxy shall be irrevocable by the undersigned prior to April 11, 2007 (the “Termination Date”), and may be revoked by the undersigned at any time following the Termination Date.

INGRAM ENTERTAINMENT INC.

Dated:	April 11, 2003

/s/ W. Donnie Daniel
		By:	W. Donnie Daniel
		Title:	President

Exhibit 4

FIRST AMENDMENT TO
JOINT FILING AGREEMENT

     THIS AMENDMENT, dated as of April      , 2003, is made by and among DAVID B. INGRAM, (“INGRAM”) in his individual capacity, INGRAM ENTERTAINMENT HOLDINGS INC. (“HOLDINGS”), IEI INVESTMENTS INC. (FORMERLY INGRAM ENTERTAINMENT INC.) (“IEI INVESTMENTS”), INGRAM CAPITAL INC. (“ICI”) and INGRAM ENTERTAINMENT INC. (“INGRAM ENTERTAINMENT”) (Ingram, Holdings, IEI Investments, ICI and Ingram Entertainment are individually, a “Reporting Person” and collectively, the “Reporting Persons”).

RECITALS:

     WHEREAS, pursuant to Joint Filing Agreement dated March 14, 2003 (the “Joint Filing Agreement”), Ingram, Holdings, IEI Investments and ICI have agreed to jointly file a Schedule 13D/A for the purpose of satisfying any reporting obligations required under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), regarding securities of Video City, Inc., a Delaware corporation (the “Company”); and

     WHEREAS, Ingram Entertainment is a beneficial owner within the meaning of the Securities Exchange Act of 1934, as amended (the “Act”) for purposes of Section 13(d) of the Act regarding certain securities of the Company; and

     WHEREAS, Ingram, Holdings, IEI Investments and ICI desire that Ingram Entertainment become a party to the Joint Filing Agreement so that Ingram, Holdings, IEI Investments, ICI and Ingram Entertainment can jointly satisfy their reporting obligations under the Act with respect to shares of the Company.

     NOW, THEREFORE, in consideration of the foregoing premises, and in consideration of the mutual benefits to be derived therefrom, Ingram, Holdings, IEI Investments, ICI and Ingram Entertainment do hereby agree as follows:

     1.     Ingram Entertainment hereby accepts and agrees to perform the obligations of a Reporting Person under the Act and agrees to participate jointly with Ingram, Holdings, IEI Investments and ICI in fulfilling such obligations from time to time.

     2.     Ingram, Holdings, IEI Investments, ICI, and Ingram Entertainment agree with each other to make such joint filings to Schedule 13D/A, as previously filed by Ingram, Holdings, IEI Investments, and ICI, and to file such additional amendments thereto as may be necessary from time to time unless and until Ingram, Holdings, IEI Investments, ICI or Ingram Entertainment shall give written notice to the other parties that he or it wishes to make separate Schedule 13D filings relating to shares of the Company’s common stock.

     3.     Ingram, Holdings, IEI Investments, ICI and Ingram Entertainment shall be responsible for the timely filing of such Schedule 13D filings and any amendments thereto necessitated by their respective actions or intentions, and Ingram, Holdings, IEI Investments, ICI and Ingram Entertainment shall be responsible for the completeness and accuracy of the information pertaining to them individually.

     4.     The parties hereby designate IEI Investments as the Reporting Person who shall be authorized to receive all notices and other communications under this Agreement on behalf of Ingram, Holdings, IEI Investments, ICI and Ingram Entertainment.

     5.     This Agreement may be executed in several counterparts, each of which shall be deemed to be an original instrument and all of which together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first written hereinabove.

/s/ David B. Ingram David B. Ingram

INGRAM ENTERTAINMENT HOLDINGS INC.

By:	/s/ John J. Fletcher

Name:	John J. Fletcher

Title:	Senior Vice President and General Counsel

IEI INVESTMENTS INC.

By:	/s/ John J. Fletcher

Name:	John J. Fletcher

Title:	Senior Vice President and General Counsel

INGRAM CAPITAL INC.

By:	/s/ John J. Fletcher

Name:	John J. Fletcher

Title:	Secretary

INGRAM ENTERTAINMENT INC.

By:	/s/ John J. Fletcher

Name:	John J. Fletcher

Title:	Senior Vice President and General Counsel